June 27, 2013

Tia L. Jenkins Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining United States Securities and Exchange Commission Washington, D.C. 20549

Re:	China Cord Blood Corporation Form 20-F for Fiscal Year ended March 31, 2012 Filed July 31, 2012 Response Dated May 21, 2013 File No. 001-34541

Dear Ms. Jenkins:

We hereby provide responses to comments issued on June 14, 2013 (the “Staff’s Letter”) regarding the Annual Report on Form 20-F of China Cord Blood Corporation (the “Company”), for the fiscal year ended March 31, 2012 (the “Annual Report”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter and all page references are to the Annual Report.

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Tia L. Jenkins U.S. Securities and Exchange Commission June 27, 2013 Page 2

Form 20-F for Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 68

Critical Accounting Policies, page 77

Valuation of Inventories, page 78

1.	We note in your response to comment three of our letter dated May 1, 2013 that “per one successful match, the Company records in cost of sales an amount equal to the carrying amount of the donated cord blood units divided by the estimate of future number of matches to achieve “the objective of a proper matching of costs and revenues’ under ASC 330-10-35-2, rather than on a per unit sales basis as not all units could find match or become realized through sales during the estimated weighted average remaining useful life.” Please advise us of the following with respect to your methodology used to calculate cost of sales for each successfully matched cord blood unit:

•	Explain in reasonable detail your process used to calculate cost of sales for each successfully matched cord blood unit, including the significant estimates and assumptions underlying your methodology and the reason(s) management believes they are reasonable;

•	Describe the resulting effect of your methodology on reported gross margins for your successful cord blood matches;

•	Describe any material changes to the estimates and assumptions underlying your methodology during the three-year period ended March 31, 2012 or in fiscal 2013 and the effect of any such changes on reported gross margins; and

•	Describe the effect on your methodology from any changes in trends related to the sale of donated cord blood units within your operating regions, including the sensitivity of your cost of sales calculation to changes in demand, growth rates, successful match rates and other known variables.

Also confirm to us that you will expand your disclosure in future filings to clearly discuss your methodology used to calculate cost of sales for each successfully matched cord blood unit by addressing each of the above items in order to provide investors with a complete understanding of your accounting policy. Provide us with a draft of your proposed disclosures.

Tia L. Jenkins U.S. Securities and Exchange Commission June 27, 2013 Page 3

COMPANY RESPONSE:

The Company respectfully advises the Staff that the cost of sales per one successful match is calculated as follows:

Cost per one succssful	Carrying amount of inventory (N)
match =	An estimate of future number of successful matches (X)

“X” is a variable in the formula and has two significant assumptions, which are (i) estimated weighted average life of the cord blood unit and (ii) annual growth rate. In determining these two significant assumptions, the Company considers estimates of the future demand for cord blood units for transplants, the probability of finding a match in light of number of donated cord blood units stored and industry knowledge. Based on medical research and relevant information available to management, the estimated life of a donated cord blood unit is at least 25 years and the weighted average remaining useful life of the Company’s donated units was approximately 20 years for each of the years in the three-year period ended March 31, 2012. Further, based on the historical increase in the number of successful matches of donated cord blood units and the number of cord blood matching inquiries, the Company estimated the number of successful matches will increase by 7% per annum for each of the years in the three-year period ended March 31, 2012.

The summary of the significant estimates and assumptions and the resulting effect on reported gross profit for the three-year period ended March 31, 2012 are as follows:

	For the year ended March 31,
	2012	2011	2010
Estimates and assumptions
Estimated weighted average remaining useful life of cord blood units (Years)	20	20	20
Annual growth rate in matching (per annum) calculated starting from actual matches of the year	7%	7%	7%
Estimated future number of successful matches (match)	7,155	6,354	5,764
Resulting effects on reported gross profit
Sucessful matched units during the year	160	146	77
Gross profit for matching revenues (RMB'000)	1,624	1,464	760
Gross margin (%)	68%	67%	66%

There were no material changes to our estimates and assumptions underlying our methodology during the three-year period ended March 31, 2012.

If medical research discovers new and more effective medical procedures that make cord blood transplants more effective, or if medical research discovers more diseases that cord blood transplants can be used to treat, the estimated future number of successful matches may increase, which would result in a lower cost of sales being recorded per one successful match. Conversely, if there are no new developments in medical science to overcome some of the current technical and therapeutic limitations on the use of cord blood in medical treatment, the estimated future number of successful matches may decrease, which would result in a higher cost of sales being recorded per one successful match.

Tia L. Jenkins U.S. Securities and Exchange Commission June 27, 2013 Page 4

Any of the estimation variables which differ from our expectations may result in material adjustments to direct costs. Assuming all other variables remained constant, a 1% increase/(decrease) in annual growth rate as of March 31, 2012 would have increased/(deceased) gross profit by RMB92,000 and (RMB91,000), respectively. Assuming all other variable remained constant, an increase/(decrease) in estimated weighted average remaining useful life of cord blood units by one year as of March 31, 2012 would have increased/(deceased) gross profit by RMB72,000 and (RMB69,000), respectively.

The Company respectfully proposes to include the following language in future filings.

“With respect to the cost of matching units donated by the public and delivered to patients in need of transplants or for research purposes, we recognize the revenue for one matched cord blood unit upon shipment of the unit and recognize the direct costs equal to the carrying amount of the inventory divided by the estimated future number of successful matches which would become realized through sales during the estimated weighted average remaining useful life of the inventory. As of March 31, 2012, the weighted average remaining useful life of the donated cord blood units was estimated to be approximately 20 years. Based on the historical increase in the number of cord blood matching inquiries and the number of successful matches of donated units, we estimated the number of successful matches of donated units will increase by 7% per annum. There were no material changes to our estimates and assumptions underlying our methodology during the three-year period ended March 31, 2012. The reported gross profit (gross margin) from our matching revenue were RMB760,000 (66%), RMB1,464,000 (67%) and RMB1,624,000 (68%) for the years ended March 31, 2010, 2011 and 2012, respectively. However, any of the above estimates which differ from our expectations may result in material adjustments to direct costs. Assuming all other variables remained constant, a 1% increase/(decrease) in annual growth rate as of March 31, 2012 would have increased/(deceased) gross profit by RMB92,000 and (RMB91,000), respectively. Assuming all other variable remained constant, an increase/(decrease) in estimated weighted average remaining useful life of cord blood units by one year as of March 31, 2012 would have increased/(deceased) gross profit by RMB72,000 and (RMB69,000), respectively.”

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Tia L. Jenkins U.S. Securities and Exchange Commission June 27, 2013 Page 5

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA CORD BLOOD CORPORATION

By: /s/ Albert Chen

Name: Albert Chen

Title: Chief Financial Officer